This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated May 25, 1999, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Purchaser is not aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is prohibited by any applicable law. If the Purchaser becomes aware of any state or jurisdiction where the making of the Offer or the acceptance of Shares is not in compliance with any applicable law, the Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, the Purchaser cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state or jurisdiction. In any state or jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Salomon Smith Barney Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


                      Notice of Offer to Purchase for Cash
                 All of the Outstanding Shares of Common Stock
           (Including the Associated Preferred Stock Purchase Rights)
                                       of
                            First Commonwealth, Inc.
                                       at
                              $25.00 Net Per Share
                                       by
                            Floss Acquisition Corp.
                          A Wholly Owned Subsidiary of
                          The Guardian Life Insurance
                               Company of America


Floss Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), is offering to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, including the associated preferred stock purchase rights (together, the "Shares"), of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 23, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which represent at least a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"), (ii) the receipt of all insurance regulatory approvals necessary for the acquisition of control of the Company and its subsidiaries and (iii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The Offer is also conditioned upon the satisfaction of certain other terms and conditions described in Section 14 of the Offer to Purchase.

The Company has informed the Purchaser that, as of May 18, 1999, there were 3,730,135 Shares issued and outstanding and stock options issued under the Company's stock option plans covering 305,240 Shares (of which stock options covering 303,240 Shares have exercise prices of less than $25.00 per Share). As a result, as of such date, the Minimum Condition would be satisfied if at least 2,017,688 Shares are validly tendered and not properly withdrawn prior to the expiration of the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 19, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides that, promptly upon consummation of the Offer, Parent will cause the Purchaser to be merged with and into the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), except for (a) Shares which are held by any wholly owned subsidiary of the Company or in the treasury of the Company, or which are held by Parent or any subsidiary of Parent (including the Purchaser), all of which shall cease to be outstanding and shall be canceled and retired and none of which shall receive any payment with respect thereto and (b) Shares held by holders of common stock (the "Holders") exercising their rights to dissent in accordance with Delaware law, each Share issued and outstanding immediately prior to the Effective Time and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the Holder, forthwith cease to exist and be converted into and represent the right to receive an amount in cash equal to $25.00, without interest. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase. Under Delaware law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the issued and outstanding Shares, the Purchaser will be able to approve and effect the Merger without a vote of the Company's stockholders. If, however, the Purchaser does not acquire at least 90% of the issued and outstanding Shares, pursuant to the Offer or otherwise, a vote of the Company's stockholders to effect the Merger is required under Delaware law and a longer period of time will be required to effect the Merger as described in Section 11 of the Offer to Purchase.

Parent has also entered into Stockholder Agreements, dated as of May 19, 1999, with each of Christopher C. Multhauf, the Chairman of the Board of Directors and Chief Executive Officer of the Company and the record and beneficial owner of 329,788 Shares (or approximately 8.2% of the Shares outstanding on a fully diluted basis), and David W. Mulligan, the President, Secretary and Chief Operating Officer and the record and beneficial owner of 367,287 Shares (or approximately 9.1% of the Shares outstanding on a fully diluted basis). Each of Messrs. Multhauf and Mulligan has agreed (i) to irrevocably tender pursuant to the Offer (and not withdraw) all of his Shares and (ii) with respect to certain questions put to Holders for a vote, to vote his Shares in accordance with the terms and conditions of the Stockholders Agreement to which he is a party. The Board of Directors of the Company has unanimously (i) determined that the Merger is advisable and that the terms of the Offer and the Merger are fair to and in the best interests of the Company and the Holders, (ii) approved the Offer, the Merger and the Merger Agreement and (iii) recommended that the Holders accept the Offer and (if required by applicable law or otherwise) approve the Merger Agreement and the Merger. Tendering Holders whose Shares are registered in their own name and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a copy thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message (as defined in Section 2 of the Offer to Purchase) in connection with a book-entry transfer and (iii) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions of the Letter of Transmittal and the Offer to Purchase. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any delay in making such payment or extension of the Expiration Date.

The term "Expiration Date" shall mean 12:00 midnight, New York City time, on Wednesday, June 23, 1999, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement), shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Subject to the terms of the Merger Agreement and to the applicable rules and regulations of the Securities and Exchange Commission (the "Commission") and to applicable law, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the events specified in Section 14 of the Offer to

Purchase, by giving notice of such extension to the Depositary and by making a public announcement thereof.

Subject to the applicable rules and regulations of the Commission and to applicable law, the Purchaser also expressly reserves the right, in its sole discretion (subject to the terms of the Merger Agreement), at any time and from time to time (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares (a) if any applicable waiting period (or extension thereof) under the HSR Act has not expired or been terminated, (b) if any applicable waiting period under the Applicable Insurance Regulations (as defined in the Offer to Purchase) has not expired or been terminated or (c) in order to comply in whole or in part with any other applicable law, (ii) to terminate the Offer and not accept for payment any Shares if any of the conditions referred to in Section 14 of the Offer to Purchase are not satisfied or any of the events specified in Section 14 of the Offer to Purchase have occurred and (iii) subject to the terms of the Merger Agreement, to waive any condition or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof, provided however, that, subject to the terms of the Merger Agreement, without the prior written consent of the Company, the Purchaser will not (i) waive the Minimum Condition,
(ii) reduce the number of Shares subject to the Offer, (iii) reduce the Offer Price, (iv) extend the Offer if all of the conditions set forth in Section 14 of the Offer to Purchase are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend, add or waive any term or condition of the Offer in any manner that would adversely affect the Company or its stockholders in any material respect.

During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right of a tendering Holder to withdraw such Holder's Shares. Any such extension, delay, termination, waiver or amendment will be followed, as promptly as practicable, by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(c), 14d-6(d) and 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that material changes be promptly disseminated to holders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

Except as otherwise provided below, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after July 23, 1999, or at such later time as may apply if the Offer is extended. For a withdrawal to be effective, a written, telegraphic or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth below. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. Shares tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

Withdrawals of tendered Shares may not be rescinded without the Purchaser's consent, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Shares properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in Section 3 of the Offer to Purchase.

The Company has provided the Purchaser with the Company's shareholder lists and security position listings in respect of the Shares for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other relevant materials to the Holders. The Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to record holders of Shares whose names appear on the Company's list of holders of the Shares and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's list of holders of the Shares, or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company.

The information required to be disclosed by paragraph (e)(1)(vii) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser's expense. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below.

The Information Agent for the Offer is:

MORROW & CO., INC.

445 Park Avenue, 5th Floor
New York, New York 10022
Banks and Brokerage Firms Call: (800) 662-5200
Shareholders Please Call: (800) 566-9061

The Dealer Manager for the Offer is:

Salomon Smith Barney
7 World Trade Center
31st Floor
New York, New York  10048
(800) 228-8264
May 25, 1999